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                                                                      EXHIBIT 21


                         Subsidiaries of the Registrant


1. Bank of the Ozarks, wca, an Arkansas state chartered bank which does business as Bank of the Ozarks, Inc.

2. Bank of the Ozarks, nwa, an Arkansas state chartered bank which does business as Bank of the Ozarks, Inc.

3. Heartland Community Bank, FSB, a federal savings bank to be renamed Bank of the Ozarks